MATERIAL INFORMATION | THIRD QUARTER 2026 | RESULTS

A New Ecopetrol

Building on the Group`s strengths to accelerate sustainable value creation

Production

9M26

726 MBOED

3Q26 747 MBOED

Includes 100% of Brava´s production

Transportation

9M26

1,112 MBD

3Q26 **1,087 MBD**

Refining

9M26

423 MBD

3Q26 **412 MBD**

BRAVA

Brava acquisition completed on August 17, 2026

Increased exposure to Brazil, a key oil and gas growth market

FINANCIAL PERFORMANCE

45%

+ 5pp vs 9M25

EBITDA Margin

4.4

COP trillion

Efficiencies

11.4

COP trillion

2026e between COP 12-16 trillion

FEPC Balance

16.3

COP trillion

+ 44% vs 2T26

Cash Position

Net income (COP trillion)

7.5
9M25
13.5
Price Effect
-4.1
Macro Variables
-1.1
Operating Variables
-2.1
Taxes
13.7
9M26
0.1
BRAVA
+1.8x
VS
2025

INVESTOR RELATIONS investors@ecopetrol.com.co

A NEW ECOPETROL

Financial discipline • Energy security • Value creation

“I assume the responsibility of leading Ecopetrol at a pivotal moment for the company. We are embarking on a new phase focused on strengthening business competitiveness, restoring market confidence and executing a strategy aimed at sustainable value creation.”

FINANCIAL DISCIPLINE	RESERVES AND GAS	CONFIDENCE AND INVESTMENT
• Competitive returns • Higher free cash flow • Sustainable debt levels • Cost efficiency and austerity	• Reserve additions • Competitive gas solutions • Energy security • Revitalizing exploration	• Attracting capital • Strategic partnerships • Credibility and execution

MESSAGE FROM THE CEO

I assume the responsibility of leading Ecopetrol at a pivotal moment for the company. We are embarking on a new phase focused on strengthening business competitiveness, restoring market confidence and executing a strategy aimed at sustainable value creation. To achieve this, we are building a high-level executive team that will enable us to capture opportunities in exploration, production of oil and gas, and enhance the performance of our core businesses.

Our commitment is clear: to manage capital with discipline, maximize investment profitability and deliver competitive returns. We will work to strengthen free cash flow to support growth and dividends, maintain healthy debt levels, foster an enduring culture of cost restraint, efficiency and discipline, and ensure timely, reliable and transparent financial information.

Operationally, we will focus on growing reserves through value-focused barrels, strengthening exploration activities, and pursuing new growth opportunities in Colombia and abroad. At the same time, we will support efforts to strengthen the country’s energy and natural gas supply security and reliability at competitive prices, including advancing key offshore developments, while attracting investment, fostering strategic partnerships and revitalizing the oil and gas industry under Ecopetrol’s leadership.

We recognize the challenges in our operating environment: geopolitical volatility, rising logistics and financing costs, and natural field decline, require disciplined execution, supported by the strengths of our integrated model, the development of long-term growth projects, our competitive advantage in heavy crude marketing, and close coordination with the National Government to restore the country’s energy sovereignty.

Our commitment is to translate this vision into tangible results. We will act with financial discipline, operational excellence and rigorous capital allocation to strengthen Ecopetrol’s competitiveness, restore market confidence and create value for all our shareholders.

Joaquín Gutiérrez
Ecopetrol S.A. CEO

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I.	Executive Summary

Table 1: Financial Summary of the Income Statement – Ecopetrol Group

Main Results Indicators	3Q 2026	3Q 2025	∆ ($)	∆ (%)	9M 2026	9M 2025	∆ ($)	∆ (%)
External variables
Brent USD/bl	91	68	23	33.9%	89	70	19	27.2%
Brent COP	292	273	19	7.0%	311	289	22	7.6%

Financial Figures (BCOP)
Total Sales	35,064	29,840	5,224	17.5%	103,887	90,875	13,012	14.3%
Ebitda	15,871	12,326	3,545	28.8%	47,003	36,720	10,283	28.0%
EBITDA Margin	45.3%	41.3%	-	4.0 pp	45.2%	40.4%	-	4.8 pp
Net Income	4,758	2,563	2,195	85.6%	13,709	7,502	6,207	82.7%

Operative Figures mbd/mboed
Total Sales	937	955	(18)	-1.9%	940	966	(26)	-2.7%
Consolidated Production	747	751	(4)	-0.5%	726	751	(25)	-3.3%
Crude Oil	595	584	11	1.8%	578	584	(6)	-1.0%
Gas and Liquids	153	167	(14)	-8.6%	148	167	(19)	-11.3%
Refineries Throughputs	412	429	(17)	-3.9%	423	413	10	2.3%
Transported Volumes	1,087	1,118	(31)	-2.7%	1,112	1,098	14	1.2%

* Includes the consolidation of 100% of Brava’s production effective August 18, 2026. Ecopetrol’s net production, after excluding the non-controlling interest in Brava, was 728 mboed in 3Q26 and 720 mboed in 9M26.

The figures included in this report are unaudited and are expressed in billions of Colombian pesos (COP), or U.S. dollars (USD), or thousands of barrels of oil equivalent per day (mboed) or tons, as indicated where applicable. For presentation purposes, certain figures in this report have been rounded to the nearest decimal place.

Forward-looking statements: This release may contain forward-looking statements regarding Ecopetrol’s business outlook, estimates of operating and financial results, and growth. These are projections and, as such, are based solely on management’s expectations regarding the company’s future and its continued access to capital to finance the Company’s business plan. These forward-looking statements depend primarily on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; they are therefore subject to change without notice.

Highlights

•	Financial Results: In 3Q26, the pricing environment was a key driver of results, helping offset operating pressures arising from lower production and scheduled maintenance at Barrancabermeja Refinery. During the first nine months of the year, Ecopetrol improved its net income by 83% compared to the same period of 2025, driven primarily by a favorable pricing environment that, together with higher refinery throughput, helped offset a higher tax burden (wealth tax and the higher corporate income tax surcharge (15%)) and a lower exchange rate.

•	Brava Acquisition: In August 2026, Ecopetrol completed the acquisition of 51% of Brava Energía, beginning its financial consolidation into Ecopetrol Group’s results in September. In its first month of consolidation, Brava contributed COP 0.6 trillion to EBITDA and COP 0.1 trillion to net income.

•	Production: In 3Q26 total production was 747 mboed. The consolidation of Brava strengthened the Ecopetrol Group’s production during 3Q26, offsetting the effects of lower United States production, Colombian natural field decline and water-handling constraints in the Llanos region.

•	Cash Flow: At the end of 3Q26, Ecopetrol Group’s consolidated cash totaled COP 16.3 trillion, including COP 3.1 trillion contributed by Brava.

•	Investment: In 9M26, Ecopetrol Group made organic investments of USD 4,766 million (COP 16.7 trillion); 65% was deployed in Colombia and the remaining 35% in international operations.

Inorganic investments amounted to USD 1.4 billion, including the acquisition of Brava in Brazil (USD 1.2 billion), the acquisition of the Madeira stake in ISA Brasil (USD 0.2 billion), and the entry payment associated with an Ecopetrol renewable energy project.

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II.	Financial and Operating Results

Sales Revenue

Sales revenue in 3Q26 totaled COP 35.1 trillion, up +17.5%, equivalent to COP +5.2 trillion compared to 3Q25, reflecting the net effect of:

•	Sales of crude oil, gas and refined products, before including Brava Energía, increased by COP +4.5 trillion, mainly due to the favorable effect of the weighted-average selling price of the sales basket, which reached 105.6 USD/bl, up +36.0 USD/bl from the comparable period. This generated a positive impact of COP +11.4 trillion, in line with higher Brent prices and historically high refined product margins, offsetting weaker negotiated crude oil differentials. This effect was partially offset by a lower average exchange rate (COP -5.9 trillion) and lower sales volumes (-55.5 mboed), equivalent to COP -1 trillion, associated with lower production.

•	The consolidation of Brava Energía’s September results, which contributed COP +1.1 trillion to the Ecopetrol Group’s revenue.
•	A decline in service revenue (COP -0.4 trillion), mainly due to a lower impact from contractual indexation factors on energy tariffs at ISA Brasil.

Sales revenue for the nine months ended September totaled COP 103.9 trillion, up +14.3%, equivalent to COP +13.0 trillion compared to the same period of the previous year, reflecting the net effect of: i) higher sales of crude oil, gas and refined products excluding Brava Energía (COP +11.2 trillion), mainly due to the price, exchange rate and volume factors described for the quarter; ii) the inclusion of Brava Energía’s September revenue (COP +1.0 trillion); and iii) higher revenue from power transmission services and toll roads (COP +0.7 trillion), mainly due to progress on power and toll road projects, the performance of toll road concessions and growth in telecommunications at ISA.

Table 2: Sales Volumes – Ecopetrol Group

Local Sales Volume - mboed	3Q 2026	3Q 2025	∆ (%)	9M 2026	9M 2025	∆ (%)
Medium Distillates	191.1	187.0	2.2%	187.2	186.2	0.5%
Gasoline	132.9	129.3	2.8%	131.7	129.5	1.7%
Natural Gas	53.9	69.4	(22.3%)	53.3	69.1	(22.9%)
Industrials and Petrochemicals	19.2	20.2	(5.0%)	18.8	19.2	(2.1%)
LPG and Propane	10.6	11.8	(10.2%)	10.8	12.7	(15.0%)
Crude Oil	0.0	(0.1)	(100%)	0.0	0.0	-
Fuel Oil	0.5	0.2	150.0%	0.3	0.2	50.0%
Total Local Volumes	408.2	417.7	(2.3%)	402.2	416.9	(3.5%)

Export Sales Volume - mboed	3Q 2026	3Q 2025	∆ (%)	9M 2026	9M 2025	∆ (%)
Crude Oil	396.6	403.1	(1.6%)	407.2	421.9	(3.5%)
Products	112.7	117.3	(3.9%)	113.8	110.0	3.5%
Natural Gas*	19.8	17.2	15.1%	16.9	17.2	(1.7%)
Total Export Volumes	529.1	537.5	(1.6%)	537.9	549.0	(2.0%)

Total Sales Volumes	937.3	955.4	(1.9%)	940.1	966.0	(2.7%)

* Natural gas exports correspond to domestic sales by Ecopetrol América LLC, Ecopetrol Permian LLC and Brava Energia.

Total sales volumes in 3Q26 declined 1.9% year-over-year (-18.1 mboed) versus 3Q25, mainly reflecting lower crude oil and refined product exports and lower domestic natural gas sales. These effects were partially offset by higher domestic gasoline and middle distillate sales and increased natural gas exports. Results for 3Q26 include Ecopetrol’s share of Brava Energia volumes from August 18, 2026, onward.

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International sales decreased by -1.6% (-8.4 mboed) compared to 3Q25, mainly due to:

•	A 1.6% decrease (-6.5 mboed) in crude oil exports. Brava Energia contributed 23 mboed, offsetting the impact of lower production and lower crude oil in-transit volume realizations associated with prior-quarter shipments.

•	A 3.9% decrease (-4.6 mboed) in product sales. Brava Energia contributed 9.7 mboed, offset by lower product availability, particularly gasoline and middle distillates, as volumes were redirected to meet domestic market demand.

•	A 15.1% increase (+2.6 mboed) in natural gas sales, mainly reflecting Brava Energia's contribution of 4.7 mboed.

Sales in Colombia decreased by -2.3% (-9.5 mboed) compared to 3Q25, mainly due to the net effect of:

•	An increase of +7.7 mboed in gasoline and middle distillate sales, mainly due to higher gasoline demand as direct imports by third parties declined in a highly volatile market, and increased diesel requirements associated with stronger freight activity in the country and the activation of thermal power generation during 3Q26.

•	A 5% decrease (-1 mboed) in petrochemical product sales, driven mainly by lower domestic demand for asphalt.

•	A 22.3% decrease (-15.5 mboed) in natural gas sales, mainly due to lower contracted volumes in Cusiana-Cupiagua, contract expirations and lower production availability. This effect was partially offset by the normalization of deliveries from Gibraltar and higher deliveries from Floreña.

Total sales volumes in 9M26 declined 2.6% (-25.9 mboed) versus 9M25, mainly reflecting lower domestic natural gas sales and reduced crude oil export volumes. This was partially offset by higher refined product exports and stronger domestic demand for gasoline and middle distillates.

Table 3: Sales Basket Realization Prices – Ecopetrol Group

USD/bl	3Q 2026	3Q 2025	∆ (%)	9M 2026	9M 2025	∆ (%)
Brent	91.3	68.2	33.9%	88.9	69.9	27.2%
Combined Crude and Products Basket	110.3	73.6	49.9%	101.3	74.2	36.5%
Crude Oil Basket	82.2	64.3	27.8%	80.6	65.3	23.4%
Products Basket	134.2	81.7	64.3%	119.4	82.3	45.1%
Natural Gas Basket	41.8	28.8	45.1%	37.4	28.2	32.6%

Combined Crude Oil and Refined Products Basket: In 3Q26, the average realized price increased by USD 36.7/bl (+49.8%) compared with 3Q25. The basket achieved a premium of USD 19.0/bl to Brent in 3Q26, representing the highest Group-level premium recorded since 2015.

Crude Oil: The average realized crude oil basket price increased by USD 17.9/bl (+28.0%) versus 3Q25, reflecting: (i) a USD 23.1/bl (+33.9%) increase in Brent prices; and (ii) a USD 5.2/bl deterioration in differentials, from -USD 3.9/bl in 3Q25 to -USD 9.1/bl in 3Q26. Market conditions were characterized by a higher geopolitical risk premium associated with tensions in the Middle East and concerns regarding the security of export flows from the Gulf region, increased availability of Venezuelan and Canadian crude grades in key markets, and materially higher freight costs, resulting in greater pressure on tanker availability and reduced logistical flexibility.

Refined Products: In 3Q26, the refined products basket price increased by USD 52.5/bl versus 3Q25, driven by stronger market benchmarks relative to Brent, particularly for middle distillates (diesel and jet fuel) and gasoline. This reflected lower global supply associated with supply disruptions caused by the conflict in the Middle East, declining global inventories, and attacks on and shutdowns of refineries in Russia.

Natural Gas: In 3Q26, the gas selling price increased from 28.8 USD/bl to 41.8 USD/bl (+45.2%), reflecting a tighter supply-demand balance and higher firm contracting requirements. The commercial strategy implemented during the period enhanced pricing flexibility through more frequent negotiations and a broader mix of contractual arrangements.

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Cost of Sales

Cost of sales increased by +5.4%, equivalent to COP +1.1 trillion, in 3Q26 compared to 3Q25, reflecting the net effect of:

•	Higher purchase costs for crude oil and refined products, associated with higher international benchmark prices (COP +3.7 trillion).
•	Higher purchase volumes, amounting to COP +1.0 trillion, mainly due to: i) higher fuel imports (COP +0.6 trillion, +19.4 mboed) to meet domestic demand during major maintenance at Barrancabermeja Refinery; and ii) increased crude oil purchases and sales with third parties (COP +0.5 trillion, +19.6 mboed).
•	The inclusion of Brava Energía’s September cost of sales of COP + 0.5 trillion.
•	An increase in operating and other costs (COP +0.1 trillion), mainly due to the inflationary impact on rates and services, partially offset by efficiencies captured during the period.
•	These effects were offset by the positive impact of a lower average exchange rate on foreign currency costs (COP -3.1 trillion).
•	Inventory movements (COP -1.1 trillion) due to lower crude oil deliveries and the buildup of refined product inventories to meet future commercial commitments.

Cost of sales for the nine months ending September totaled COP 62.5 trillion, up +1.3%, equivalent to COP +0.8 trillion compared to the same period of the previous year. This change was primarily explained by higher purchase prices for crude oil and refined products (COP +7.1 trillion), the consolidation of Brava’s costs (+COP 0.5 trillion) and increased operating and other costs (COP +0.2 trillion), in line with the factors described for the quarter. These impacts were largely offset by the favorable effect of the lower exchange rate on foreign currency costs (COP -7.0 trillion).

Operating and Exploration Expenses

Operating and exploration expenses in 3Q26 increased by +17.5%, equivalent to COP +0.5 trillion compared to 3Q25, mainly due to: i) recognition of the wealth tax of COP +0.3 trillion; ii) fuel losses of COP +0.2 trillion; and iii) the effect of consolidating Brava’s expenses of COP +0.1 trillion. These effects were partially offset by the business combination gain associated with ISA’s acquisition of Madeira of COP -0.1 trillion.

For the nine-month period, operating and exploration expenses increased by 15.4%, equivalent to COP +1.2 trillion, compared to the same period of 2025, mainly due to: i) recognition of the wealth tax of COP +0.9 trillion; ii) higher expenses associated with fuel losses and repairs to transportation infrastructure of COP +0.4 trillion; iii) increased exploration activity, with asset write-offs of COP +0.3 trillion; and iv) the effect of consolidating Brava of COP +0.1 trillion. These effects were partially offset by lower taxes, mainly those associated with the state of internal disturbance measures applicable in 2025, of COP -0.3 trillion, and by the business combination gain associated with ISA’s acquisition of Madeira and other effects of COP -0.2 trillion.

Financial Result (Non-Operating)

The non-operating financial result in 3Q26 remained at levels similar to 3Q25, mainly reflecting the net effect of the inclusion of Brava’s finance costs of COP +0.2 trillion, offset by lower interest expense on foreign currency debt of COP -0.2 trillion, supported by a lower exchange rate against the U.S. dollar.

For the nine-month period, the net non-operating financial result decreased by 1.5%, equivalent to COP -0.1 trillion compared to the same period of 2025, mainly reflecting the net effect of:

•	Higher foreign exchange income of COP -0.5 trillion, given the combined effect of Ecopetrol Group’s net liability position in U.S. dollars and the appreciation of the peso against the U.S. dollar.

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•	Lower interest expense on foreign currency debt of COP -0.5 trillion, mainly due to the lower exchange rate against the U.S. dollar.
•	Recognition of the financing cost associated with a structured liquidity management transaction executed in January 2026, involving the sale of economic rights to VAT credit balances, of COP +0.5 trillion.
•	Lower income from investment portfolio valuation and other items of COP +0.3 trillion.
•	Consolidation of Brava’s finance costs of COP +0.2 trillion.

Income Tax

In 3Q26, the effective tax rate reached 37.7%, compared to 31.2% in 3Q25, and stood at 37.3% for 9M26, compared to 32.1% in 9M25. The increase was mainly due to recognition of the wealth tax, which is not deductible for income tax purposes, and the higher income tax surtax applicable to Ecopetrol S.A. and Hocol S.A., which rose from 0% in 2025 to 15% in 2026, based on the projected year-end Brent price. These effects were partially offset by stronger results at companies operating under special tax regimes, such as Cartagena Refinery.

Statement of Financial Position

Assets increased by 10.9% in 3Q26, an increase of COP+31.1 trillion compared to June, mainly due to the inclusion of Brava (COP +27.5 trillion), ISA’s investments associated with the acquisition of the remaining 49% interest in Madeira and in Chile the Ruta de los Lagos project (COP +5.6 trillion), higher FEPC accruals, net of payments, due to the pricing environment (COP +3.5 trillion), and higher cash generation (COP +1.9 trillion). This growth was partially offset by the effect of the lower closing TRM on subsidiaries’ U.S. dollar-denominated assets (COP -3.0 trillion) and by tax offsets and other items (COP -4.4 trillion).

Liabilities increased by 13.6% in 3Q26, an increase of COP +23.7 trillion compared to June, mainly due to the inclusion of Brava (COP +19.8 trillion), recognition of liabilities at ISA associated with the acquisition of the interest in Madeira and the Ruta de los Lagos project (COP +4.7 trillion), and additional debt incurred by the Ecopetrol Group (COP +5.5 trillion), mainly to finance the acquisition of Brava and new debt at ISA. These increases were partially offset by the effect of the lower closing TRM on foreign currency debt (COP -3.3 trillion), tax offsets during the period and other items (COP -3.0 trillion).

Equity at the end of 3Q26 was COP +117.0 trillion, an increase of COP +7.4 trillion compared to June, mainly due to net income generated during the quarter and recognition of the 49% non-controlling interest in Brava following its acquisition, offset by the effect of translating the assets and liabilities of subsidiaries whose functional currency is USD. Ecopetrol shareholders accounted for 75% of share in equity and non-controlling interests for the remaining 25%.

Update on the customs adjustment proceedings initiated by DIAN concerning VAT on fuel imports

To date, Ecopetrol and Refinería de Cartagena have filed two and six actions, respectively, seeking annulment and restoration of rights against DIAN before the Administrative Courts of Cundinamarca and Bolívar in connection with VAT claims on fuel imports. Litigation has progressed through the procedural stages, and 7 of the 8 cases have been admitted by the respective courts.

In addition, on October 13, 2026, DIAN issued Ruling No. 100202208-1829, partially reconsidering its previous interpretation and confirming that VAT incurred on imports of tangible goods is a tax matter and, therefore, if the taxpayer files an action for annulment and restoration of rights, the tax authority may not pursue enforced collection against the taxpayer or impose precautionary measures, such as asset seizures.

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Consequently, until the courts issue final decisions on the relief sought in the actions brought by Ecopetrol and Refinería de Cartagena, the disputed amounts (VAT, penalties and interest) are not enforceable, and DIAN may not collect them. Both seizures of the plaintiff Companies’ assets and offsets of the disputed amounts against their tax credit balances would therefore be precluded while the dispute remains before the courts.

Acquisition of Brava Energia S.A.

On August 17, 2026, Ecopetrol Group completed the acquisition of a controlling 51% interest in Brava Energía for total consideration of USD 1,123 million. The acquisition was carried out through two transactions: a voluntary tender offer for approximately 25% of the shares and the purchase of an additional interest of approximately 26% from significant shareholders, pursuant to the agreement signed on April 23, 2026.

For purposes of consolidating results, 100% of its revenue, costs and expenses are included beginning in September, with the portion of earnings attributable to non-controlling interests recognized separately. In the statement of financial position, Brava’s assets and liabilities are consolidated line by line at 100%, with the corresponding 49% non-controlling interest recognized in equity.

Brava’s results are included in the Ecopetrol Group’s Exploration, Development and Production segment, in line with the strategic and operating nature of the acquisition, its integration into the business management model and the applicable IFRS (International Financial Reporting Standards) segment reporting criteria.

On August 5, 2026, Ecopetrol Capital AG secured a short-term credit facility, under which USD 1.2 billion was drawn. The proceeds were subsequently provided through an intercompany loan to Ecopetrol Investimentos do Brasil Ltda. to fund the acquisition of a 51% equity interest in Brava Energia. The main effects of consolidating Brava are described below:

Income statement: Brava’s consolidation in 3Q26 includes one month of operations, corresponding to September, with 100% of its results included, comprising revenue of COP 1.1 trillion, generated mainly by crude oil sales in Brazil and exports, EBITDA of COP 0.6 trillion and a contribution to net income of COP 0.1 trillion.

Statement of financial position: The consolidation of Brava resulted in the inclusion of assets of COP 27.5 trillion and liabilities of COP 19.8 trillion, as well as a non-controlling interest of COP 3.7 trillion. These amounts are provisional and may be adjusted upon completion of the valuation of the assets acquired and liabilities assumed.

This transaction marks a milestone in our portfolio growth and diversification strategy, through which we expect to strengthen the Ecopetrol Group’s presence in Brazil and add a significant reserve and production base to support sustainable long-term value creation. In addition, the integration process is expected to leverage complementary capabilities to accelerate reserve additions, improve operating efficiency and maximize asset performance.

Following the acquisition closing, the integration process began, encompassing a range of short-, medium- and long-term strategic and operating activities centered on the transfer of best practices. In addition to the developments mentioned above, during the quarter we progressed with our analysis of reserve certification supported by robust estimation, control and reporting processes under SEC criteria, as well as support for the development of a reserve progression and project maturation plan. We also advanced initiatives aimed at cost optimization and alignment around a long-term sustainability vision to help strengthen Brava’s operations and value creation.

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Cash Flow, Debt and FEPC

Table 4: Cash Position – Ecopetrol Group

Billions (COP)	3Q 2026	3Q 2025	9M 2026	9M 2025
Opening Cash and Cash Equivalents	8,745	10,118	10,694	14,054
(+) Operating Cash Flow	7,865	8,878	22,004	25,047
(-) CAPEX	(4,775)	(5,073)	(13,197)	(14,063)
(-) Consideration Paid for Acquisitions of Subsidiaries, Net of Cash	(1,996)	(65)	(1,996)	(65)
(-) Consideration Paid for Asset Acquisitions	0	0	0	(1,109)
(+/-) Changes in the Investment Portfolio	(359)	1,249	(1,005)	(1,009)
(+) Other Investing Activities	427	762	1,393	1,567
(+/-) Debt Proceeds, Principal Repayments and Interest Payments	3,232	(4,858)	1,806	(2,427)
(-) Dividend Payments	(313)	(329)	(6,351)	(11,024)
(+) Capital Contributions	728	0	728	0
(+/-) Foreign Exchange Differences (Cash Impact)	(264)	(318)	(786)	(607)
Closing Cash and Cash Equivalents	13,290	10,364	13,290	10,364
Investment Portfolio	2,962	3,700	2,962	3,700
Total Cash	16,252	14,064	16,252	14,064

Cash Flow

At the end of 3Q26, Ecopetrol Group’s consolidated cash totaled COP 16.3 trillion, including COP 3.1 trillion contributed by Brava. Liquidity during the quarter was primarily supported by operating cash generation, collection of FEPC balances for 3Q25 and 4Q25, and higher financing. These resources helped to fund a portion of the acquisition of Brava, Ecopetrol Group CapEx execution, ISA’s acquisition of 100% of Madeira and debt interest payments.

Debt

Debt outstanding at the end of September 2026 was COP 119.5 trillion (COP +14.6 trillion compared to June 2026), equivalent to USD 36,076 million, of which USD 10,601 million corresponds to ISA. The variation was mainly due to:

-	The inclusion of Brava Energía’s debt (COP +12.3 trillion).
-	Debt raised from international banks to finance the acquisition of Brava, amounting to USD 1,173 million (valued on September 30, 2026, in COP +3.9 trillion).
-	New debt at Ecopetrol Group companies (COP +1.7 trillion), mainly at ISA for developing its own projects.

These effects were partially offset by the translation of foreign currency financial obligations at the closing exchange rate (COP -3.3 trillion), recognized mainly in equity through hedge accounting.

The Ecopetrol Group’s Gross Debt/EBITDA ratio was 2.1 times, below the upper limit set for 2026 (2.5 times). The Net Debt/EBITDA ratio was 1.9 times. The inclusion of Brava increased the Gross Debt/EBITDA ratio by approximately 0.2 times, reflecting both the debt included through the acquisition and its associated EBITDA.

Fuel Price Stabilization Fund (FEPC)

At the end of September 2026, the FEPC receivable stood at COP 11.4 trillion, an increase of COP +3.5 trillion compared to June 2026. This increase reflects accruals for the period of COP 4.1 trillion, partially offset by a payment of COP 0.7 trillion received from Ministry of Finance and Public Credit for balances corresponding to 3Q25 and 4Q25.

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Efficiencies

The efficiency program contributed COP 4.4 trillion to Ecopetrol Group’s financial and operating results as of 3Q26, of which 64% impacted EBITDA, 20% CapEx and 16% working capital. The main achievements are summarized below:

EBITDA COP 2.8 trillion: (COP 2.2 trillion from the Hydrocarbons business line, COP 0.5 trillion from Corporate and Support areas and COP 0.1 trillion from other areas), with the following actions standing out:

✓	Efficiencies in energy, digital solutions and infrastructure, demand management for regional personnel services (meals, transportation and catering), and downhole and surface maintenance strategies in the Exploration, Development and Production segment, among others, totaling ~COP 0.8 trillion.
✓	Refining optimizations that supported improved fuel oil quality, increased aromatics production at Barrancabermeja Refinery and optimization of the refining slate at Cartagena Refinery, totaling ~COP 0.7 trillion.
✓	Maximization and optimization of transportation and logistics systems totaling ~COP 0.6 trillion.
✓	Maximization of crude oil and refined product margins through commercial strategies totaling ~COP 0.5 trillion.
✓	Optimization of new contracts through goods and services sourcing strategies totaling ~COP 0.2 trillion.

Cost efficiencies in the Exploration, Development and Production segment reduced lifting costs by -2,331 COP/bl (-0.67 USD/bl), helping partially offset the impact of external factors, primarily the exchange rate, as well as inflation and crude oil prices.

CapEx COP 0.9 trillion: efficiencies distributed as follows:

Exploration, Development and Production Segment (64%, COP 0.6 trillion):

•	Synergy levers from project integration, facility cost optimization, design/engineering improvements and equipment mobilization efficiency, mainly at Dina T-Palogrande, Rubiales, Akacias and Chichimene - COP 0.4 trillion.
•	Reuse of surplus materials and design optimizations, mainly at Caño Sur, Castilla and Akacias - COP 0.1 trillion.
•	In directly operated drilling and completion activities, design and engineering initiatives, technology adoption and sourcing strategies enabled cost targets to be exceeded.

Downstream Segment (18%, COP 0.15 trillion): Concentrated in the Fuel Quality Baseline Project (LBCC)[1] project, where design improvements and operating facility optimizations were implemented.

Working Capital COP 0.7 trillion: efficiencies based on inventory optimization, fiscal and tax management through the recovery of fuel VAT via FEPC[2], tax benefits in commercial operations from implementing Plan Vallejo program and the AEO (Authorized Economic Operator) certification, tax benefits for energy efficiency, and optimization of resources for well abandonment.

Investments

Table 5: Investment by Business – Ecopetrol Group

Organic Investment by Business	Total 9M 2026		% Share
	MUSD	BCOP Equivalent

Hydrocarbons*	3,077	10.8	65%
Power Transmission and Toll Roads	1,284	4.5	27%
Energy for the Transition**	405	1.4	8%
Total	4,766	16.7	100%

* Includes total hydrocarbon transportation investments by each Ecopetrol Group Company (Ecopetrol S.A.’s interest and non-controlling interests). Average TRM: 3.500. **Includes investment in gas and the energy efficiency.

[1] The Fuel Quality Baseline Project (LBCC) is expected to enable the production of gasoline meeting world-class quality standards. The project targets a sulfur content of 10 parts per million (ppm) and a higher-octane rating by 2030.

[2] The initiative is aimed at seeking recognition of VAT paid on fuel imports. In response to the increase in VAT associated with imported fuels, Ecopetrol requested that these amounts be recognized through the Fuel Price Stabilization Fund (FEPC).

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In 9M26, Ecopetrol Group made organic investments of USD 4,766 million (COP 16.7 trillion); 65% was deployed in Colombia and the remaining 35% in international operations.

In addition, inorganic investments totaled USD 1.4 billion, comprising the acquisition of Brava in Brazil (USD 1.2 billion), the acquisition of interests in assets at ISA Brasil (USD 0.2 billion), and the entry payment for an Ecopetrol’s renewable energy project.

Hydrocarbons

Investment in this business line represented 65% of Ecopetrol Group’s total investment, reaching USD 3,077 million (COP 10.8 trillion), of which USD 2,495 million (COP 8.7 trillion) was allocated to exploration and production activities, mainly in the Department of Meta, at assets such as Caño Sur, Rubiales and Castilla. International investment was concentrated in the Permian and the Orca project in Brazil, as well as the consolidation of Brava’s organic investments during September of USD 91 million.

In the refining segment, USD 349 million (COP 1.2 trillion) was invested to ensure operational continuity at the refineries, as well as in strategic projects such as Fuel Quality Baseline Project at Barrancabermeja Refinery, major maintenance and plant turnarounds at both refineries.

In the transportation segment, investment totaled USD 192 million (COP 0.7 trillion), mainly to ensure operational continuity across the crude oil and refined product pipeline systems through crossing works, mechanical repairs and geotechnical work.

An additional USD 31 million (COP 0.1 trillion) was allocated to other investments, including those by Support and Corporate areas serving operations.

Power Transmission and Toll Roads

In 9M26, USD 1,284 million (COP 4.5 trillion) were invested in the Power Transmission and Toll Roads business line, representing 27% of Ecopetrol Group’s total investment. Investment focused mainly on strengthening and expanding power transmission infrastructure and toll road concessions.

Energy for the Transition

In 9M26, Ecopetrol Group allocated USD 405 million (COP 1.4 trillion) representing 8% of Ecopetrol Group’s total investment. The investments were focused on energy transmission and portfolio diversification.

The investments described above include USD 323 million (COP 1.1 trillion) to strengthen the gas value chain and supply, mainly in the GUA OFF-0 block in Colombia’s offshore Caribbean, where the Copoazú and Sandía wells stand out. Progress was also made on the gas project at the Floreña field in the Piedemonte Llanero, located in the Department of Casanare.

Finally, USD 82 million (COP 0.29 trillion) were invested in energy efficiency and renewable energy projects, such as solar farms, the Windpeshi wind project and maintenance of thermal power plants in Colombia.

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III.	Business Line Results

1.	HYDROCARBONS
1.1	Exploration, Development and Production

Exploration

Drilling of the Sandía-1 well was completed in 3Q26, bringing the total number of wells drilled in 9M26 to nine, with the following results:

Three successful wells: i) Copoazú-1 and ii) Sandía-1, located in the GUAOFF-0 E&P Contract, operated by Petrobras (44.44%) and Ecopetrol (55.56%); and iii) Bisbita Sur-1 ST2, located in the Llanos 123 E&P Contract, operated by Geopark (50%) in partnership with our subsidiary Hocol (50%). One well remains under evaluation: Chupadero-1 ST, in the Casanare association contract, with operations and investment 100% undertaken by partner Perenco.

Five wells were declared unsuccessful: i) Drago-1E, in the Espinal Exploitation Agreement operated by Hocol (100%); ii) Vencejo Norte-1, in the Llanos 104 E&P Contract, operated by GeoPark (50%) in partnership with Hocol (50%); iii) Andina Limón-1, in the Capachos Exploitation Agreement, operated by partner Parex (50%) and Ecopetrol (50%); iv) Manacus-1, in the CPO-9 E&P Contract; and iv) Floreña N18Y ST1, located in the Piedemonte Exploitation Agreement, the latter two operated by Ecopetrol (100%).

Offshore Exploration Activity

The following progress was made during 3Q26:

•	The Sandía-1 exploration well was declared a natural gas discovery, reinforcing Colombia’s offshore gas potential and its contribution to the country’s energy security. Potential hydrocarbon volumes are currently under evaluation.

•	The Sirius project continues to advance the activities needed to support the Final Investment Decision (FID) and the development of a new gas source for Colombia. The operator has made progress in engineering, field studies and environmental characterization; the Environmental Impact Assessment (EIA) for the subsea flowline reached 65% completion; and, on the social front, the prior consultation process was formally initiated with 98% of the 121 communities certified by the competent authorities (of which 114 (95%) have completed impact assessments and 73 (60%) have completed the formalization of agreements).

These results reflect coordinated work among communities, authorities and the project to build agreements through dialogue and participation. In parallel, Directorate of the National Prior Consultation Authority (DANCP) advances in the certification to include additional communities in compliance with court decisions. Although significant stages remain to be completed, the project continues to progress favorably and in coordination with authorities and communities, with the aim of submitting the Environmental Impact Assessments for the field and subsea flowline during the first quarter of 2027.

Onshore Exploration Activity in Colombia

•	Together with subsidiary Hocol, civil works are underway for the drilling of three exploration wells in the following blocks: LLA-86, operated by Geopark; La Punta, in the Department of Casanare; and LLA-100, in the Department of Meta, the latter two 100% owned by Hocol. Drilling is expected to begin in 4Q26.
•	Together with Parex, preparations are underway to begin drilling a well in the Piedemonte area in 4Q26, 100% funded by the partner.

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International Activity

On August 7, ANP (Agência Nacional do Petróleo, Gás Natural e Biocombustíveis de Brazil) approved the Development Plan for the Orca field in Brazil. This milestone, together with progress in the construction of the FPSO (Floating Production Storage and Offloading) and SURF (Subsea Umbilicals, Risers and Flowlines) system components, continues to support the development of this strategic project in the Santos Basin. Orca has the potential to contribute more than 33 thousand net barrels per day of light crude production to Ecopetrol during its first year of operations, expected to begin in 2029.

Production

Table 6: Gross Production – Ecopetrol Group

Production - mboed	3Q 2026	3Q 2025	∆ (%)	9M 2026	9M 2025	∆ (%)
Crude Oil	496.6	499.7	(0.6%)	495.4	497.1	(0.3%)
Natural Gas	93.2	102.3	(8.9%)	92.4	103.8	(11.0%)
Total Ecopetrol S.A.	589.9	602.1	(2.0%)	587.8	600.9	(2.2%)
Crude Oil	19.5	21.5	(9.3%)	20.0	21.5	(7.0%)
Natural Gas	11.3	13.7	(17.5%)	11.9	14.2	(16.2%)
Total Hocol	30.8	35.2	(12.5%)	31.9	35.6	(10.4%)
Crude Oil	6.5	7.9	(17.7%)	7.7	7.9	(2.5%)
Natural Gas	1.0	1.0	0.0%	1.4	0.9	55.6%
Total Ecopetrol America	7.5	8.9	(15.7%)	9.1	8.8	3.4%
Crude Oil	42.2	54.9	(23.1%)	44.8	57.3	(21.8%)
Natural Gas	38.4	50.1	(23.4%)	39.6	48.2	(17.8%)
Total Ecopetrol Permian	80.6	105.0	(23.2%)	84.4	105.5	(20.0%)
Crude Oil	29.8	0.0	-	10.0	0.0	-
Natural Gas	8.8	0.0	-	3.0	0.0	-
Total Brava 100% (including NCI)	38.6	0.0	-	13.0	0.0	-
Crude Oil	594.6	584.1	1.8%	577.9	583.7	(1.0%)
Natural Gas	152.7	167.1	(8.6%)	148.3	167.1	(11.3%)
Total Ecopetrol Group (including NCI)	747.3	751.2	(0.5%)	726.2	750.9	(3.3%)
Crude Oil	(14.6)	0.0	-	(4.9)	0.0	-
Natural Gas	(4.3)	0.0	-	(1.5)	0.0	-
Brava 49% (excluding NCI)	(18.9)	0.0	-	(6.4)	0.0	-
Crude Oil	580.0	584.1	(0.7%)	573.0	583.7	(1.8%)
Natural Gas	148.4	167.1	(11.2%)	146.8	167.1	(12.1%)
Total Ecopetrol Group (Net Interest Production) *	728.4	751.2	(3.0%)	719.8	750.9	(4.1%)

NCI: Non-Controlling Interest

Note 1: Gross production includes royalties and is prorated according to Ecopetrol’s interest in each Company. The Natural Gas figure includes Gas and NGLs (LPG, propane and butane).

Note 2: Consolidated data are presented as rounded figures.

Note 3: Quarterly production figures are subject to minor updates from ministerial filings with ANH for partner-operated fields and reporting closures at international subsidiaries.

Note 4: As of April 27, following the expiry of the Rio Páez association contract, Hocol transferred the la Hocha asset to Ecopetrol S.A.

Note 5: Brava’s gas figures include total volumes produced, including gas reinjected, flared and consumed in operations.

*Includes Ecopetrol’s 51% interest in Brava Energía beginning August 18, 2026, excluding Non-Controlling Interests (NCI).

Ecopetrol Group’s production in 3Q26 was 747.3 thousand barrels of oil equivalent per day (mboed), a decrease of -3.9 mboed compared to 3Q25.

The 3Q26 figures include a contribution of +38.6 mboed from consolidating 100% of Brava Energía’s production beginning August 18, 2026. The remaining change is explained by:

•	International (-25.8 mboed), mainly due to lower production in the Permian, associated with reduced drilling activity resulting from a decrease in the number of active rigs.
•	Gas and NGLs (-11.5 mboed), with lower production mainly associated with natural decline in the Piedemonte and Guajira fields, as well as maintenance activities at Bonga-Mamey.
•	Domestic crude oil (-5.2 mboed), reflecting the gradual recovery of CPO-09 following external disruptions, the strong performance of fields in southern Colombia as new wells came onstream, and high oil price adjustments (PAP) at la Cira, Quija and Sur Oriente, which partially offset natural field decline and operating constraints associated with water handling at Caño Sur, Chichimene and Castilla. New water treatment facilities are expected to come onstream and new development wells are expected to be drilled in 4Q26.

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Production deferred due to external disruptions decreased by 91% in 3Q26 (0.1 million barrels) compared to the previous quarter, reflecting normalized operating conditions that supported the gradual recovery of domestic production. In 9M26, cumulative deferred production totaled 1.4 million barrels, concentrated mainly in May and June due to blockades at CPO-9, Chichimene and Castilla.

As of September, 261 development wells had been completed, with an average of 22 active drilling rigs utilized during the period (excluding Brava).

Lifting and Dilution Costs

Table 7: Lifting and Dilution Costs – Ecopetrol Group

USD/bl	3Q 2026	3Q 2025	∆ (%)	9M 2026	9M 2025	∆ (%)	% USD
Lifting Cost* COP/bl	47,090	48,755	(3.4%)	47,192	48,800	(3.3%)	23.4%
Lifting Cost* USD/bl	14.75	12.18	21.1%	13.48	11.81	14.1%	23.4%
Dilution Cost**	7.02	4.76	47.5%	6.66	4.85	37.3%	100.0%

* Calculated based on owned barrels produced. Figures include minor updates to prior periods following official reporting closures.

** Calculated based on barrels sold by Ecopetrol S.A.

Lifting Cost 3Q26 vs 3Q25: Lifting cost closed at 47,090 COP/bl, a reduction of 3.4% compared to 3Q25.

Expressed in U.S. dollars, the indicator stood at 14.75 USD/bl, up +2.6 USD/bl compared to the same period of the previous year, mainly due to the appreciation of the Colombian peso from 4,004 to 3,193 pesos per dollar, which generated an external impact of +3.0 USD/bl. (Excluding the FX impact, the indicator would have been USD 11.75/bl)

Cost reduction and volume initiatives contributed -0.4 USD/bl compared to the previous period, mainly through:

•	Efficiency initiatives such as material reuse and shorter intervention times for downhole maintenance activities.
•	Increased use of digital solutions supported by artificial intelligence and efficiencies in digital infrastructure management and administration.
•	Demand management for operating services across the regions.
•	Energy management in operations to reduce energy consumption per barrel produced.

In addition, higher owned barrel volumes were recorded, associated with the prevailing conditions of the regulatory framework with ANH.

These measures partially offset cost increases arising from:

•	Macroeconomic impacts, mainly from inflation and crude oil prices.
•	Higher fuel prices for self-generated power.

Lifting cost (excluding Brava) closed at 47,325 COP/bl[3], a reduction of 3%, or 1,430 COP/bl.

Lifting Cost 9M26 vs 9M25: Lifting cost closed at 47,192 COP/bl, a reduction of 3.3% compared to 9M25.

Expressed in U.S. dollars, it stood at 13.48 USD/bl, up +1.7 USD/bl compared to the same period of the previous year, mainly due to the appreciation of the Colombian peso from 4,132 to 3,500 pesos per dollar, which generated an external impact of +2.1 USD/bl. (Excluding the FX impact, the indicator would have been USD 11.4/bl)

[3] Expressed in U.S. dollars, the indicator excluding Brava was USD 14.82/bl

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Cost reduction and volume initiatives contributed -0.4 USD/bl, in line with the explanation for the quarter.

Lifting cost (excluding Brava) closed at 47,272 COP/bl[4], a reduction of 3%, or 1,528 COP/bl.

Dilution Cost 3Q26 vs 3Q25: Dilution cost increased by 2.3 USD/bl, mainly due to:

•	Cost effect (+1.61 USD/bl): a higher naphtha purchase price associated with the increase in Brent of +31.2 USD/bl.
•	Volume effect (+0.65 USD/bl): fewer barrels marketed by Ecopetrol S.A. (-6 mboed).

Dilution Cost 9M26 vs 9M25: Dilution cost increased by 1.8 USD/bl, mainly due to:

•	Cost effect (+1.50 USD/bl): a higher naphtha purchase price associated with the increase in Brent of +24.3 USD/bl.
•	Volume effect (+0.31 USD/bl): fewer barrels marketed by Ecopetrol S.A. (-2 mboed).

The dilution factor improved compared to the previous year, decreasing from 11.22% to 11.13%, as a result of initiatives to optimize diluent use and lower heavy crude oil volumes.

Financial Results

Table 8: Statement of Profit or Loss – Exploration and Production

Billions (COP)	3Q 2026	3Q 2025	∆ ($)	∆ (%)	9M 2026	9M 2025	∆ ($)	∆ (%)
Sales Revenue	18,338	17,378	960	5.5%	57,552	53,884	3,668	6.8%
EBITDA	7,403	6,242	1,161	18.6%	23,583	19,363	4,220	21.8%
EBITDA Margin	40.4%	35.9%	-	4.5%	41.0%	35.9%	-	5.1%
Net Income Attributable to Ecopetrol Shareholders	1,423	1,393	30	2.2%	5,964	4,318	1,646	38.1%

See the Consolidated Income Statement by Segment https://www.ecopetrol.com.co/wps/portal/Home/es/Inversionistas/InformacionFinanciera/ResultadosTrimestrales

EBITDA in 3Q26 and 9M26 increased compared to 3Q25 and 9M25, mainly due to: i) an improved crude oil basket supported by higher Brent prices, despite weaker differentials associated with increased heavy crude supply in the market; and ii) the contribution of Brava’s September financial results. These effects offset the lower average exchange rate and reduced sales volumes associated with lower crude oil and gas production.

Operating costs also declined due to: i) reduced maintenance activities; ii) implementation of material optimization strategies for maintenance of wells and static surface equipment; and iii) lower transportation costs.

Net income in 3Q26 and 9M26 increased compared to 3Q25 and 9M25, due to the operating effects described above, offsetting a higher income tax surtax, recognition of wealth tax expense and higher finance costs.

1.2	Transportation and Logistics

Table 9: Transported Volumes - Ecopetrol Group

mbd	3Q 2026	3Q 2025	∆ (%)	9M 2026	9M 2025	∆ (%)
Crude Oil	797.4	814.7	(2.1%)	813.1	801.5	1.4%
Products	290.0	303.0	(4.3%)	298.4	296.4	0.7%
Total	1,087.4	1,117.7	(2.7%)	1,111.5	1,097.9	1.2%

Note: Reported volumes are subject to adjustments resulting from changes in volumetric quality compensation (CVC), associated with the finalization of volumetric balances.

In 3Q26, the segment transported 1,087.4 mbd, a decrease of 2.7% (-30 mbd) compared to 3Q25, mainly due to maintenance at Barrancabermeja Refinery[5] and lower domestic crude oil production. Despite this quarterly trend, cumulative volumes reached 1,111.5 mbd, an increase of 1.2% (+14 mbd) compared to 9M25.

[4] Expressed in U.S. dollars, the indicator excluding Brava was USD 13.51/bl.

[5] The comparability effect is attributable to differences in the scheduling of maintenance activities at the Barrancabermeja Refinery, which were concentrated in the first half of 2025, compared with the third quarter of 2026.

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Crude Oil: In 3Q26, transported volumes decreased by 2.1% compared to 3Q25, mainly due to lower domestic production, reduced deliveries of Castilla Norte crude oil associated with maintenance at Barrancabermeja Refinery, and the comparative effect of inventory releases recorded in the same period of 2025[6]. In 9M26, volumes grew by 1.4% compared to 9M25, supported by operating and commercial strategies that brought previously off-network barrels into the system and increased crude oil transportation to Barrancabermeja Refinery (GRB) through the reversal of the Coveñas–Ayacucho pipeline, offsetting the impact of lower domestic production.

During 3Q26, the crude oil pipeline network strengthened logistical flexibility and expanded supply options for the country’s refineries. In August 2026, the Coveñas–Ayacucho–Galán corridor reached a monthly record of 504 Kbls of imported crude oil transported to Barrancabermeja Refinery (GRB), establishing it as a strategic refining supply alternative.

Finally, the alternative Orito–Santana route remained active during the quarter as a logistical option in a competitive tariff environment, maintaining operational continuity at fields in the south of the country and facilitating crude oil transportation to OAM (Oleoducto Alto Magdalena) and Vasconia.

During 3Q26, 89.5% of transported crude oil volumes were owned by Ecopetrol Group.

Refined Products: In 3Q26, transported volumes decreased by 4.3% compared to 3Q25, mainly due to lower product deliveries resulting from maintenance at Barrancabermeja Refinery. In 9M26, volumes remained stable compared to 9M25, growing by 0.7%, mainly supported by expanded evacuation capacity in the Galán–Bucaramanga system.

During refinery maintenance, the refined product pipeline network maintained continuity of fuel supplies across the country through complementary logistics solutions. Pozos Colorados handled 55 vessels, the highest quarterly figure, and deliveries at the Pozos Colorados loading terminal reached a record 24 mbd in August 2026.

Third-party Damage to Transportation Infrastructure: There were five incidents in 3Q26 and 12 in 9M26, compared to six incidents in 3Q25 and 26 in 9M25. The removal of illegal tapping valves increased by 56% in 3Q26 and by 66% in 9M26.

The installation of illegal tapping valves affected operations across several systems, particularly Pozos–Galán, restricting approximately 11 mbd during 9M26. In response, the National Government and Ecopetrol jointly prioritized action against hydrocarbon theft and illegal connections, notably through the reactivation of Fuerza de Tarea Conjunta Urano, led by Ministry of National Defense, as part of a strategy to combat illicit economies and protect the country’s energy infrastructure. This initiative, together with stronger intelligence, territorial control and prosecution of criminal organizations, as well as enhanced physical security capabilities at Cenit along critical sections, helped reverse the upward trend in theft in September, with a reduction of 42% compared to August (equivalent to 83.4 kbls), reflecting progress in infrastructure protection and operational continuity.

Table 10: Cost per Barrel Transported - Ecopetrol Group

USD/bl	3Q 2026	3Q 2025	∆ (%)	9M 2026	9M 2025	∆ (%)	% USD
Cost per Barrel Transported USD/bl	4.70	3.36	39.9%	4.14	3.21	29.0%	17.5%
Cost per Barrel Transported COP/bl	15,003	13,449	11.5%	14,491	13,256	9.3%	17.5%

Cost per Barrel Transported: In 3Q26, cost per barrel transported, excluding depreciation, wealth tax and emergency response expenses, stood at COP 13,595/bl (+1.08% compared to 3Q25), reflecting management of recurring operating costs despite inflationary effects and lower transported volumes. Including these items, the indicator reached COP 15,003/bl, compared to COP 13,449/bl in 3Q25, an increase of 12%.

[6] In 3Q25, crude oil inventories from the Caño Limón field were released following the normalization of operations along the evacuation route, which had been affected by third parties.

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In U.S. dollars, the indicator reached USD 4.70/bl, compared to USD 3.36/bl in 3Q25, an increase of 40% (+USD 1.34/bl), with 64% of the increase explained by the appreciation of the Colombian peso. The quarterly change reflects the following factors:

•	Exchange rate effect (+USD 0.85/bl): associated with the COP 811 decline in the average exchange rate, from COP 4,004 to COP 3,193 per dollar.
•	Cost effect (+USD 0.36/bl): mainly explained by the wealth tax (+USD 0.17/bl), emergency response (+USD 0.14/bl) and higher depreciation (+USD 0.13/bl).
•	Volume effect (+USD 0.13/bl): resulting from the 2.7% decline in transported barrels due to lower domestic production and refinery maintenance.

In 9M26, cost per barrel transported, excluding the same items, stood at COP 13,255/bl, virtually unchanged from the same period of 2025, confirming the containment of recurring operating costs. Including these items, the indicator reached COP 14,491/bl, compared to COP 13,256/bl in 9M25 (+9%).

In U.S. dollars, unit cost reached USD 4.14/bl, compared to USD 3.21/bl in 9M25 (+29%, +USD 0.93/bl), with 62% of the increase explained by the appreciation of the Colombian peso. The cumulative change reflects the following factors:

•	Exchange rate effect (+USD 0.58/bl): associated with the COP 632 decline in the average exchange rate, from COP 4,132 to COP 3,500 per dollar.
•	Cost effect (+USD 0,40/bl): mainly explained by the wealth tax (+USD 0.17/bl), higher depreciation (+USD 0.10/bl), emergency response (+USD 0.08/bl) and higher variable costs (+USD 0.08/bl), particularly gas tariffs.
•	Volume effect (-USD 0.05/bl): a favorable effect resulting from the 1.2% growth in transported barrels.

Financial Results

Table 11: Statement of Profit or Loss – Transportation

Billions (COP)	3Q 2026	3Q 2025	∆ ($)	∆ (%)	9M 2026	9M 2025	∆ ($)	∆ (%)
Sales Revenue	3,347	3,836	(489)	(12.7%)	10,318	11,684	(1,366)	(11.7%)
EBITDA	2,342	2,796	(454)	(16.2%)	7,387	8,826	(1,439)	(16.3%)
EBITDA Margin	70.0%	72.9%	-	(2.9%)	71.6%	75.5%	-	(3.9%)
Net Income Attributable to Ecopetrol Shareholders	926	1,182	(256)	(21.7%)	2,995	3,774	(779)	(20.6%)

See the Consolidated Income Statement by Segment https://www.ecopetrol.com.co/wps/portal/Home/es/Inversionistas/InformacionFinanciera/ResultadosTrimestrales

EBITDA in 3Q26 and 9M26 decreased compared to 3Q25 and 9M25, mainly due to lower revenue associated with a lower TRM, the release of “Ship or Pay” capacity on the Caño Limón – Coveñas pipeline[7], increased variable costs from higher gas prices and higher emergency response expenses. These effects were partially offset by tariff adjustments and the segment’s foreign exchange hedging strategy, which helped mitigate the impact of the TRM on revenue and costs. In addition, insurance recoveries and lower provisions recognized during 3Q26 contributed to results.

Net income in 3Q26 and 9M26 decreased compared to 3Q25 and 9M25 due to the operating effects described above, together with higher depreciation associated with new projects coming onstream and updated useful lives, and recognition of the wealth tax. These impacts were partially offset by an improved financial result, reflecting the positive effect of foreign exchange hedges and management of the segment’s net position.

[7] Approximately COP 1.4 trillion of these effects are reflected in lower transportation costs for the Upstream segment, with a neutral impact on the hydrocarbons business line.

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1.3	Refining and Petrochemicals

Consolidated refinery throughput reached 411.8 mbd during 3Q26, reflecting major maintenance at Barrancabermeja Refinery. Despite lower throughput compared to 2Q26 (438.6 mbd) and 3Q25 (428.7 mbd), value was captured through coordinated asset management and the exceptional margin environment during the quarter.

The integrated gross refining margin reached 45.6 USD/bl, a quarterly all-time high, exceeding the 2Q26 figure (29.8 USD/bl) by 53% and the 3Q25 figure (14.3 USD/bl) by 219%. This performance was mainly supported by wider fuel differentials, particularly for diesel, jet fuel and gasoline, driven by supply constraints and international geopolitical conditions.

The main actions supporting these results were: i) optimization of crude slates; ii) capture of favorable market differentials; iii) realization of synergies between Barrancabermeja and Cartagena; iv) maximization of availability at Cartagena; v) operational management to mitigate the impacts of scheduled maintenance at Barrancabermeja; and vi) implementation of operating, logistics, energy and commercial efficiency initiatives.

Cartagena Refinery

During 3Q26, crude oil throughput at Cartagena Refinery reached 208.3 mbd, the second-highest quarterly throughput in the refinery’s history, 4% above 3Q25 and 8% above 2Q26, while the utilization rate stood at 90.8%, supported by optimal throughput operations and higher operational availability. Refined product output reached 200.3 mbd, 5% above 3Q25 and 7% above 2Q26. The gross margin reached 55.8 USD/bl, a quarterly all-time high, supported by stronger fuel differentials, a crude slate strategy focused on increasing the share of higher-return domestic crudes, particularly Caño Limón and Rubiales, and improved middle distillate production (diesel and jet fuel).

Table 12: Throughput, Utilization Rate, Output and Refining Margin

– Cartagena Refinery

Cartagena Refinery	3Q 2026	3Q 2025	∆ (%)	9M 2026	9M 2025	∆ (%)
Throughput* (mbd)	208.3	200.2	4.0%	195.6	194.3	0.7%
Utilization Rate (%)	90.8%	84.8%	7.1%	80.1%	82.8%	(3.3%)
Refined Products Output (mbd)	200.3	190.9	4.9%	188.9	185.8	1.7%
Gross Margin (USD/bl)	55.8	12.8	335.9%	36.3	11.4	218.4%

* Corresponds to volumes actually processed, not volumes received

Barrancabermeja Refinery

During 3Q26, crude oil throughput at Barrancabermeja Refinery was 203.6 mbd, 11% below 3Q25 and 17% below 2Q26, mainly due to scheduled maintenance on the U2000 crude unit and Diesel Hydrotreater. The utilization rate stood at 66.9%, while refined product output reached 203.4 mbd.

The gross margin reached 35.3 USD/bl, a quarterly all-time high, 126% above 3Q25 and 24% above 2Q26. This result was driven by wider gasoline, diesel and jet fuel crack spreads associated with the global geopolitical environment and international fuel supply constraints.

Table 13: Throughput, Utilization Rate, Output and Refining Margin

– Barrancabermeja Refinery

Barrancabermeja Refinery	3Q 2026	3Q 2025	∆ (%)	9M 2026	9M 2025	∆ (%)
Throughput* (mbd)	203.6	228.6	(10.9%)	227.0	218.6	3.8%
Utilization Rate (%)	66.9%	81.3%	(17.8%)	78.2%	74.1%	5.6%
Refined Products Output (mbd)	203.4	231.6	(12.2%)	228.6	221.0	3.4%
Gross Margin (USD/bl)	35.3	15.6	126.3%	26.3	13.7	92.0%

* Corresponds to volumes actually processed, not volumes received

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Esenttia

During 3Q26, Esenttia recorded sales of 96.4 KTon, 18% below 3Q25 and 17% below 2Q26, mainly affected by lower polypropylene and polyethylene exports amid weak international demand, particularly in Brazil, where high inventories constrained purchases.

In this context, protecting margins and EBITDA took priority over volume growth, while orders from Brazil gradually recovered toward the end of the quarter.

Table 14: Sales – Esenttia

Esenttia	3Q 2026	3Q 2025	∆ (%)	9M 2026	9M 2025	∆ (%)
Total Sales (KTon)	96.4	118.1	(18.4%)	333.5	325.2	2.6%

Refining Cash Cost

Table 15: Refining Cash Cost*

USD/bl	3Q 2026	3Q 2025	∆ (%)	9M 2026	9M 2025	∆ (%)	% USD
Refining Cash Cost USD/bl	6.98	5.56	25.5%	6.50	5.62	15.7%	12.6%
Refining Cash Cost COP/bl	22,302	22,261	0.2%	22,750	23,213	(2.0%)	0.0%

* Includes the Barrancabermeja and Cartagena refineries and Esenttia

Refining cash cost in 3Q26 was 22,302 COP/bl, remaining stable compared to 3Q25 and declining by 2.0% compared to 9M25. This change was supported by operating efficiencies and higher refinery throughput, resulting in lower costs per barrel processed.

In U.S. dollars, refining cash cost increased by 1.42 USD/bl during 3Q26, explained by:

•	Exchange rate effect (+1.41 USD/bl): impact of a lower exchange rate of COP -811 per dollar (from 4,004 to COP 3,193 per dollar).
•	Volume effect (+0.28 USD/bl): lower crude oil throughput of -16.9 mbd at the refineries.
•	Cost effect (-0.27 USD/bl): lower costs due to reduced operating activity (-1.03 USD/bl), associated with lower throughput, higher costs due to inflation (+0.57 USD/bl) and higher gas costs (+0.19 USD/bl) due to market prices.

Financial Results

Table 16: Statement of Profit or Loss – Refining

Billions (COP)	3Q 2026	3Q 2025	∆ ($)	∆ (%)	9M 2026	9M 2025	∆ ($)	∆ (%)
Sales Revenue	21,970	16,631	5,339	32.1%	64,060	49,589	14,471	29.2%
EBITDA	4,125	783	3,342	426.8%	9,118	1,930	7,188	372.4%
EBITDA Margin	18.8%	4.7%	-	14.1%	14.2%	3.9%	-	10.3%
Net Income Attributable to Ecopetrol Shareholders	2,247	(178)	2,425	1,362.4%	4,225	(970)	5,195	535.6%

See the Consolidated Income Statement by Segment https://www.ecopetrol.com.co/wps/portal/Home/es/Inversionistas/InformacionFinanciera/ResultadosTrimestrales

The Refining segment delivered outstanding performance, with EBITDA in 3Q26 and 9M26 five times higher than in the same periods of 2025. This strong result was supported by a combination of a favorable pricing environment, higher yields of high-value products at the refineries and the strategy of maximizing throughput. These factors partially offset the impact of a lower exchange rate on revenue, higher feedstock costs and the effects of the scheduled integrated turnaround at Barrancabermeja Refinery during 3Q26.

The segment recorded significantly higher net income compared to 3Q25 and 9M25, driven by the factors described above and lower finance costs, mainly foreign exchange differences and interest, which offset the higher tax burden from the wealth tax.

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1.4	.Commercial Management

During 3Q26, commercial management responded effectively to a highly volatile environment, coordinating actions to ensure supply and operational continuity, diversifying markets, customers and destinations, strengthening trading capabilities and expanding logistical optionality. Ecopetrol’s crude oils achieved stronger price realizations relative to competing crudes, despite market volatility. In maritime logistics, Time Charter arrangements, Contracts of Affreightment (COAs), and consecutive voyage agreements ensured operational continuity and generated mitigation efficiencies amid high and volatile freight rates, which increased by 30% to 50%, depending on the type of vessel

In terms of diversification, Ecopetrol strengthened the presence of Castilla, Apiay, Vasconia, and Mares crude oils in the United States, China, India, Jamaica, and Africa. In addition, Vasconia and Apiay crude oils were repositioned in Asian markets. Third-party trading operations generated a USD 1.4 million benefit in 3Q26, while the portfolio of traded crude oils was expanded to include the purchase and sale of Kutubu Blend.

Furthermore, the first relet transactions, involving the sale of chartering services to third parties, were completed. Ecopetrol also carried out the first receipt and transfer of Castilla crude oil at the Panama Terminal Port (PTP), diversifying maritime routes to Asia and reducing transportation times.

In the petrochemicals segment, the solid sulfur export program was launched, with deliveries to Brazil, Peru, and Tanzania. The first exports of lubricant base oils to Chile and Lithuania were also completed, and the Ecospirit 40 trademark was registered for a ten-year period.

2.	Energy for the Transition

Natural Gas

During 3Q26, Ecopetrol continued to strengthen natural gas supply security in Colombia, remaining the only producer to offer and allocate firm natural gas in the commercial processes conducted, with products primarily aimed at meeting demand.

•	In July, 12.5 Gbtud was sold on a firm basis for delivery from Cupiagua during September-November 2026, together with between 37 and 50 Gbtud under the Gas Purchase Option arrangement for the same period. This made additional volumes available to the market, helping meet growing demand and strengthen the country’s energy security.
•	During scheduled maintenance at the SPEC (Sociedad Portuaria El Cayao) Cartagena regasification plant (July 30 to August 3), 97 Gbtud of natural gas was sold, helping meet the requirements of thermal and essential demand supplied with imported gas and mitigating impacts on the system.
•	In addition, through a 5 Gbtud increase in availability from Cusiana and Cupiagua, Ecopetrol provided support for six days in response to the operational contingency reported by SPEC on September 24, 2026, in one of its processing trains, helping mitigate impacts on regulated demand and the transportation system.
•	During September, two marketing processes were conducted for natural gas from eight production sources in Huila, allocating 2.1 Gbtud on an interruptible basis for October-November 2026 and 1.5 Gbtud under the CF95 arrangement for December 2026 to November 2027. These volumes brought new supply to the market, maximizing available production and supporting the reliability of domestic supply.

Natural Gas Optionality

Ecopetrol advanced two public, competitive and binding procurement processes for Liquefied Natural Gas (LNG) under DES (Delivered Ex Ship) terms for Puerto Bahía and Buenaventura. The first was launched on July 9, 2026, to support regasified gas supply contracts at Puerto Bahía, and the second on July 23, 2026, to support gas sales contracts signed with demand-side customers in Buga.

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These processes were declared unsuccessful after it was concluded that the bids received did not allow for competitive, profitable transactions with an appropriate risk profile, and therefore no awards were made. However, Ecopetrol continues to analyze supply options in domestic and international markets, together with demand conditions that can support technically, commercially and financially viable operations.

The international TTF[8] price index, the LNG benchmark in the European market, increased by an average of 6% during the first nine months of 2026, driven by the conflict between the U.S. and Iran. This environment increased the cost of SPEC’s[9] quarterly spot purchases by 53%, raising the marginal cost of gas for the domestic market and increasing gas procurement costs for the Buenaventura and Puerto Bahía regasification projects. Pressure on prices reflects a reduction of approximately 20% in global LNG supply associated with restrictions on transit through the Strait of Hormuz. This situation is expected to persist through winter 2026-2027, with possible gradual normalization in 2027.

Regasification Initiatives

The Integrated Logistics and Regasification initiatives contracted by Ecopetrol are progressing through the Permitting, Construction and Installation phase, as follows:

•	Pacific Regasification (capacity of 60 Gbtud): reports 90% progress on its implementation plan, with operations likely to begin in late November 2026.
•	Caribbean Regasification (capacity of between 150 and 300 Gbtud): reports 53.5% progress on its implementation plan, with operations likely to begin in February 2027.

Short- and Medium-Term Supply Strategy

Ecopetrol is advancing actions to address declining gas production over the coming years: an initial phase (2026-2030) of short- and medium-term solutions to meet demand through regasification, followed by a second phase (2030-2040) in which supply will be addressed through offshore and onshore gas developments. The regasification alternatives under development aim to contribute to gas supply while offshore projects materialize, and the infrastructure will also provide valuable backup for future offshore gas supply. The complementary nature of these projects strengthens the country’s energy security and supply.

Liquefied Petroleum Gas

On August 31, 2026, the LPG Public Offer Process was signed for the period September 2026 - February 2027, with volumes of ~22,000 tons/month. Contracted supply for 3Q26 was ~28,600 tons/month. As a result, an average of ~33% of demand (~26,000 tons/month) is supplied in the first nine months of 2026.

Meeting Ecopetrol Group’s Electricity Demand

The Ecopetrol Group’s energy demand grew by 6.1% compared to the cumulative figure as of 9M25, with consumption of 6,816 GWh As of September 30, 2026. This consumption was supplied mainly through self-generation (56.5%), comprising conventional self-generation (50.6%) and non-conventional renewable sources (5.9%), and purchases from National Interconnected System - SIN (43.5%), comprising unregulated purchases through contracts and the spot market (43.4%) and regulated purchases (0.1%). Of purchases from SIN, 83% were through contracts in the Wholesale Energy Market and 17% in the spot market.

Management actions during 3Q26 kept average settled contract tariffs for meeting Ecopetrol Group’s energy demand 8.5% below regulated market tariffs and 6.4% below unregulated market tariffs published by XM. Price hedging to reduce the cost of energy exposed to the spot market also stood out.

[8] Title Transfer Facility (TTF), the benchmark price for natural gas in Europe.

[9] Ecopetrol’s analysis based on information published by the Gas Market Manager.

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Renewable Energy

At the end of 3Q26, Ecopetrol Group’s renewable portfolio reached a capacity of 1,210 MW, comprising 414 MW in operation, 298 MW in purchases from Wholesale Energy Market (MEM), 223 MW under construction and 275 MW in execution. The increase in capacity resulted from the signing of the Fiducia Proyectos JK1 & JK2 agreement among Ecopetrol, AES Colombia and Fiduciaria Bancolombia.

Windpeshi reached overall progress of 25% during the quarter. Key developments included the construction of five foundations, erection of five interconnection line towers, contracting of the step-up substation and clearance of 46 of the 54 required properties. In addition, the medium-voltage line reached 23% completion, ahead of plan, supported by coordinated work with Wayuu communities and the construction strategy implemented. These advances maintain the expectation of commissioning during 4Q28.

In August 2026, AES and Ecopetrol agreed to make a joint Final Investment Decision (FID) for the JK1 and JK2 projects once financing approval is obtained from bank credit committees, currently expected in the first quarter of 2027.

In September 2026, the Bondholders’ Meeting for domestic public debt bonds, approved the merger by absorption between Ecopetrol S.A. (as the surviving company) and Parque Solar Portón del Sol S.A.S. (as the absorbed company), a requirement for formalizing the merger.

As of the end of 3Q26, operation of the La Iguana, Pozos Colorados and Quifa solar farms generated efficiencies of approximately COP 6.1 billion, reflecting the lower cost of energy consumed compared to tariffs for unregulated energy purchases from the grid.

Energy Efficiency

As of September 2026, cumulative energy optimization reached 2.66 PJ, with an impact of ~ 329 thousand tons of CO2e and savings of COP ~68 billion in Ecopetrol Group’s operations. This progress brings total cumulative savings since 2018 to 27,466 PJ.

3.	POWER TRANSMISSION AND TOLL ROADS

3.1	Power Transmission

Awarded Projects

During 3Q26, ISA and its companies were awarded power transmission projects totaling ~ COP 1,260 million:

ISA ENERGÍA BRASIL completed the acquisition of the remaining 49% of IE Madeira, with a net investment of BRL 1,167 million (~ COP 720 billion) and the transfer of its interest in IE Garanhuns[10], and was awarded 16 reinforcement and improvement projects and one connection project totaling USD 152 million (COP 531 billion).

•	In Peru, ISA was awarded the Expansion 22 project, with reference CapEx of USD 2 million (COP 8 billion).

Projects Commissioned During the Quarter

•	In Colombia, projects representing a combined investment of USD 29.6 million (~COP 103 billion) were commissioned. Highlights included a new spare three-phase reactor for the Banadía substation, the relocation of SmartValves[11] to Termoguajira and the refurbishment of the Betania substation.

[10] The Material Information disclosed in connection with the unwinding of the cross-shareholdings in IE Madeira and IE Garanhuns is available at: https://isa.co/wp-content/uploads/2026/07/info-relevante-isa-energia-brasil-completa-descruce-axia.pdf

[11] SmartValves are advanced power flow control devices installed on electricity transmission lines to regulate the flow of electricity across the grid. This technology enables the capacity of existing infrastructure to be maximized.

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•	In Brazil, 13 reinforcement, improvement and grid connection projects were commissioned, with a reference investment of USD 81 million (COP 285 billion).

3.2	Toll Roads

•	Ruta del Este, in Panama, remains under construction. The next milestone is completion of construction, expected in February 2027.

•	Orbital Sur, in Chile, has reached 85% completion of engineering studies, in line with schedule. Construction would begin in 2028.

Financial Results

Table 17: Statement of Profit or Loss – Power Transmission and Toll Roads

Billion (COP)	3Q 2026	3Q 2025	∆ ($)	∆ (%)	9M 2026	9M 2025	∆ ($)	∆ (%)
Total revenue	3,817	4,158	(341)	(8.2%)	12,412	11,512	900	7.8%
EBITDA	1,985	2,492	(507)	(20.3%)	6,874	6,572	302	4.6%
EBITDA Margin	52.0%	59.9%	-	(7.9%)	55.4%	57.1%	-	(1.7%)
Net income attributable to owners of Ecopetrol	162	167	(5)	(3.0%)	525	377	148	39.3%

See the Consolidated Income Statement by Segment https://www.ecopetrol.com.co/wps/portal/Home/es/Inversionistas/InformacionFinanciera/ResultadosTrimestrales

EBITDA in 3Q26 decreased compared to 3Q25, mainly due to: i) the effect of a lower exchange rate; ii) the lower impact of contractual escalators on energy tariffs in Brazil; iii) tariff cycle adjustments in Brazil, with project regularization in 2025 and a smaller increase in regulated rates of return on capital; iv) higher operating costs and expenses associated with inflation; and v) non-recurring income recognized in 2025 following the court ruling in favor of ISA in Concesión Paulista. These effects were partially offset by higher construction earnings and the commissioning of power and toll road projects.

In 9M26 compared to 9M25, EBITDA increased mainly due to: i) higher construction earnings and the commissioning of power and toll road projects; ii) higher returns on concession financial assets; iii) new telecommunications contracts in Colombia; and iv) the positive net effect of non-recurring events recognized in 2025, related to the updated payment methodology for the financial component (“Ke”) of RBSE (Rede Básica do Sistema Existente) in Brazil and the court ruling in favor of ISA in Concesión Paulista. These effects were partially offset by the lower exchange rate, smaller tariff cycle adjustments in Brazil and higher operating costs and expenses associated with inflation.

Net income in 3Q26 decreased compared to 3Q25, mainly due to the operating effects described above and higher amortization following the commissioning of Ruta de los Lagos in Chile. These effects were partially offset by the business combination gain arising from obtaining 100% control of IE Madeira in Brazil and the effect of monetary adjustments to debt.

In 9M26 compared to 9M25, net income increased mainly due to operating results and the business combination gain on IE Madeira in Brazil, partially offset by higher interest expense due to increased debt for project development, the effect of monetary adjustments to debt and recognition of the wealth tax in Colombia.

4.	CORPORATE GOVERNANCE AND GOVERNING BODIES

Extraordinary General Shareholders’ Meeting

On September 15, 2026, Ecopetrol S.A. held an extraordinary shareholders’ meeting. The matters submitted for consideration included: i) a partial amendment to Article 20 of the Bylaws concerning the composition, renewal and election of the Board of Directors; ii) ii) instructing the Board of Directors to harmonize the Succession Policy applicable to its members and the Company’s other internal corporate governance instruments with the amendment to Article 20 of the Bylaws. It further determined that, pending such harmonization, any internal provisions incompatible with the amended Article 20 would be inapplicable and would not constitute a prerequisite, condition precedent, or impediment to the election of the entire Board of Directors; and iii) the election of all nine members of Ecopetrol S.A.’s Board of Directors for the remainder of the 2025-2029 institutional term.

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The elected Board of Directors comprises six independent directors, exceeding the minimum number required by applicable law and the Company’s Bylaws. The Board includes three women and three directors who were members of the previous Board. Furthermore, the directors meet the applicable requirements established in the Bylaws and related corporate governance instruments and contribute diverse expertise and professional experience that, collectively, equip the Board, as a collegial decision-making body, to effectively discharge its responsibilities.

Corporate Governance - Board of Directors

During 3Q26, Ecopetrol S.A.’s Board of Directors adopted, among others, the following decisions:

•	Approved Ecopetrol S.A.’s separate Financial Statements and Ecopetrol Business Group consolidated Financial Statements as of June 30, 2026.

•	Decided to appoint Juan Carlos Hurtado Parra, the President’s first alternate, as Acting President effective July 31, 2026, until a new selection process for the Company’s presidency was completed, in accordance with the current Succession Policy, considering that Ricardo Roa Barragán returned from leave on July 27 and would lead Ecopetrol S.A. until July 30, 2026.

•	At its meeting on July 23, 2026, the Board elected Dr. Luis Felipe Henao Cardona and Dr. Hildebrando Vélez Galeano as Chair and Vice Chair of the Board of Directors, respectively. It also approved the composition of its advisory committees and the following acting appointments:
o	Ernesto Alfonso Gómez Cabarcas was appointed Acting Executive Vice President of Energy for the Transition, effective August 1, 2026, until a permanent appointment is made.
o	Juan Pablo Amaya Ibañez was appointed as Acting Corporate Vice President of Organizational Talent, effective September 1, 2026, until a permanent appointment is made.

•	At the meeting on August 27, 2026, the following resolutions were adopted:

o	Sandra Lucía Rodríguez Rojas served as Corporate Vice President of Territorial Transformation and HSE until August 30, 2026. Miguel Ángel Cortés Angarita was appointed Acting Vice President of this area effective August 31, 2026.
o	Jaime Andrés García Cuello served as Vice President of Administration and Services until August 30, 2026. Álvaro Iván Saavedra Barón assumed the acting role effective August 31, 2026.
o	Diana Marcela Jiménez Rodríguez served as Corporate Director of Institutional Relations and Communications until August 30, 2026. Juliana Perdomo Valencia assumed the acting role effective August 31, 2026.
o	Julián Fernando Lemos Valero served as Corporate Vice President of Strategy and New Business until August 30, 2026. Adrián Santiago Coral Pantoja assumed the acting role effective August 31, 2026.
o	Felipe Trujillo López served as Vice President of Refining and Industrial Processes until August 30, 2026. Ana Carolina Ríos Junco assumed the acting role effective August 31, 2026.

•	At the meeting on August 31, 2026, the following resolution was adopted.

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o	Sergio Andrés Moreno Acevedo served as Corporate Vice President of Science, Technology and Innovation until August 31, 2026. Diana Marcela Acero Rojas, current Manager of Innovation and the CT+i Portfolio, was appointed Acting Vice President of this area effective September 1, 2026.

•	At the meeting on September 14, 2026, the following resolutions were adopted, among others:

o	Juan Carlos Hurtado Parra remained with the Company through September 15, 2026, the effective date of his retirement plan.
o	Alfonso Camilo Barco Muñoz was appointed Acting President effective September 15, 2026.
o	Julio César Herrera Martínez served as Vice President of Commercial Affairs and Marketing until September 15, 2026. Graford Santamaría Valbuena was appointed Acting Vice President of this area effective September 16.

•	Álvaro Iván Saavedra Barón was appointed Ecopetrol’s principal representative for Procurement and Services purposes.

•	At the meeting on September 17, 2026, Carlos Augusto Suárez Rojas and Claudia Margarita Lafaurie Taboada were elected Chair and Vice Chair of the Board of Directors, respectively. The composition of its advisory committees and the Succession Policy for Ecopetrol’s President were also approved.

•	At the meeting on September 24, 2026, Joaquín Gutiérrez Caballero was appointed president and principal legal representative of the company and assumed the permanent role on Monday, September 28, 2026. Accordingly, Alfonso Camilo Barco Muñoz’s acting appointment ended on Sunday, September 27.

•	At its meeting on September 30, 2026, the following appointments were approved:

o	Mónica Jiménez González as Corporate Vice President of Legal Affairs and General Secretary.
o	Mauricio Gutiérrez Dangond as Corporate Vice President of Strategy and New Business.
o	Camilo Andrés Rojas Castro as Vice President of Administration and Services.
o	In addition, Cristina Toro Restrepo, Corporate Vice President of Legal Affairs and General Counsel, served in her position with the Company through September 30, 2026.

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IV. Earnings Presentation

On Friday, November 13, 2026, management will host a single virtual conference call broadcast in Spanish and English to discuss Ecopetrol S.A.’s results. The times and connection details for joining the conference call are provided below:

Conference Call
10:00 a.m. Colombia Time
10:00 a.m. New York Time

The webcast can be accessed through the following connection link:

https://xegmenta.co/ecopetrol/registro-conferencia-de-resultados-3t-2026/

Once you receive the invitation, you will find the link to the Spanish broadcast and the link to the English broadcast.

To ask questions, you may access the platform once the conference call broadcast begins.

The earnings release, presentation, webcast and conference call recording will be available on Ecopetrol’s website: www.ecopetrol.com.co.

Contact Information:

Investor Relations Department

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Email: _noticias@ecopetrol.com.co

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Ecopetrol Group Appendices

Table 1: Income Statement – Ecopetrol Group

Billions (COP)	3Q 2026	3Q 2025	∆ (%)	9M 2026	9M 2025	∆ (%)
Revenue
Domestic	19,001	14,590	30.2%	53,533	44,158	21.2%
International	16,063	15,250	5.3%	50,354	46,717	7.8%
Total Revenue	35,064	29,840	17.5%	103,887	90,875	14.3%
Cost of Sales
Depreciation, Amortization and Depletion	3,721	3,954	(5.9%)	10,883	12,042	(9.6%)
Variable Depreciation, Amortization and Depletion	2,435	2,697	(9.7%)	7,153	8,270	(13.5%)
Fixed Depreciation	1,286	1,257	2.3%	3,730	3,772	(1.1%)
Variable Costs	11,761	10,509	11.9%	35,484	33,812	4.9%
Imported Products	6,305	4,449	41.7%	18,551	15,296	21.3%
Domestic Purchases	3,532	4,457	(20.8%)	11,770	13,594	(13.4%)
Hydrocarbon Transportation Services	578	488	18.4%	1,516	1,405	7.9%
Inventory Movements and Other Items	1,346	1,115	20.7%	3,647	3,517	3.7%
Fixed Costs	5,460	5,407	1.0%	16,161	15,882	1.8%
Contracted Services	1,204	1,256	(4.1%)	3,528	3,559	(0.9%)
Construction Services	1,061	987	7.5%	3,423	2,779	23.2%
Maintenance	1,171	1,266	(7.5%)	3,445	3,748	(8.1%)
Labor Costs	1,172	1,112	5.4%	3,464	3,299	5.0%
Other	852	786	8.4%	2,301	2,497	(7.8%)
Total Cost of Sales	20,942	19,870	5.4%	62,528	61,736	1.3%
Gross Profit	14,122	9,970	41.6%	41,359	29,139	41.9%
Operating Expenses	3,097	2,635	17.5%	8,987	7,787	15.4%
Administrative Expenses	2,811	2,452	14.6%	8,113	7,220	12.4%
Exploration and Project Expenses	286	183	56.3%	874	567	54.1%
Operating Profit	11,025	7,335	50.3%	32,372	21,352	51.6%
Financial Result, Net	(2,044)	(2,046)	(0.1%)	(6,448)	(6,549)	(1.5%)
Foreign Exchange Differences, Net	71	(17)	(517.6%)	631	147	329.3%
Interest, Net	(1,375)	(1,678)	(18.1%)	(4,266)	(4,802)	(11.2%)
Finance Income (Costs)	(740)	(351)	110.8%	(2,813)	(1,894)	48.5%
Share of Results of Investees	95	187	(49.2%)	514	585	(12.1%)
Profit Before Income Tax	9,076	5,476	65.7%	26,438	15,388	71.8%
Income Tax Expense	(3,424)	(1,710)	100.2%	(9,874)	(4,933)	100.2%
Consolidated Net Income	5,652	3,766	50.1%	16,564	10,455	58.4%
Non-Controlling Interest	(894)	(1,203)	(25.7%)	(2,855)	(2,953)	(3.3%)
Net Income Attributable to Ecopetrol Shareholders	4,758	2,563	85.6%	13,709	7,502	82.7%

EBITDA	15,871	12,326	28.8%	47,003	36,720	28.0%
EBITDA Margin	45.3%	41.3%	4.0%	45.2%	40.4%	4.8%

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Table 2: Statement of Financial Position / Balance Sheet – Ecopetrol Group

Billions (COP)	3Q 2026	2Q 2026	∆ (%)
Current Assets
Cash and Cash Equivalents	13,290	8,745	52.0%
Trade and Other Receivables	24,389	20,251	20.4%
Inventories	11,289	10,576	6.7%
Current Tax Assets	12,007	14,580	(17.6%)
Other Financial Assets	2,215	2,447	(9.5%)
Other Assets	3,285	2,993	9.8%
Total Current Assets	66,475	59,592	11.6%

Non-Current Assets
Investments in Associates and Joint Ventures	5,866	7,998	(26.7%)
Trade and Other Receivables	40,030	36,086	10.9%
Property, Plant and Equipment	108,209	103,990	4.1%
Natural and Environmental Resources	54,613	47,860	14.1%
Right-of-Use Assets	3,471	1,094	217.3%
Intangible Assets	19,744	13,018	51.7%
Non-Current Tax Assets	7,043	6,974	1.0%
Other Financial Assets	3,498	1,362	156.8%
Goodwill and Other Assets	6,209	6,125	1.4%
Total Non-Current Assets	248,683	224,507	10.8%

Total Assets	315,158	284,099	10.9%

Current Liabilities
Short-Term Borrowings	17,323	11,063	56.6%
Trade and Other Payables	19,253	19,561	(1.6%)
Employee Benefit Provisions	3,319	3,054	8.7%
Current Tax Liabilities	3,220	3,073	4.8%
Provisions and Contingencies	1,463	1,284	13.9%
Other Liabilities	2,769	1,395	98.5%
Total Current Liabilities	47,347	39,430	20.1%

Non-Current Liabilities
Long-Term Borrowings	102,192	93,855	8.9%
Employee Benefit Provisions	10,325	10,442	(1.1%)
Non-Current Tax Liabilities	15,818	14,081	12.3%
Provisions and Contingencies	17,754	15,214	16.7%
Other Liabilities	4,771	1,477	223.0%
Total Non-Current Liabilities	150,860	135,069	11.7%

Total Liabilities	198,207	174,499	13.6%

Equity
Equity Attributable to Owners of the Company	88,070	84,938	3.7%
Non-Controlling Interest	28,881	24,662	17.1%
Total Equity	116,951	109,600	6.7%

Total Liabilities and Equity	315,158	284,099	10.9%

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Table 3: Statement of Cash Flows – Ecopetrol Group

Billions (COP)	3Q 2026	3Q 2025	9M 2026	9M 2025
Cash Flows from Operating Activities
Net Income for the Period Attributable to Ecopetrol S.A. Shareholders	4,758	2,563	13,709	7,502
Adjustments to Reconcile Net Income to Cash Generated from Operations
Non-Controlling Interests	894	1,203	2,855	2,953
Income Tax Charge	3,424	1,710	9,874	4,933
Depreciation, Depletion and Amortization	3,861	4,070	11,320	12,454
Foreign Exchange Loss (Gain)	(71)	17	(631)	(147)
Finance Costs Recognized in Profit or Loss	2,258	2,541	7,297	7,768
Dry Wells	630	126	745	394
Loss (Gain) on Sale or Disposal of Non-Current Assets	22	(5)	20	2
Impairment of Current and Non-Current Assets	76	71	226	265
Gain on Valuation of Financial Assets	(349)	(636)	(1,006)	(1,423)
Gain on Derivative Hedging Transactions	150	(6)	164	(3)
Business Combination Gain	(100)	0	(100)	0
Gain on Asset Sales	2	2	(14)	3
Results of Investments in Associates and Joint Ventures	(96)	(187)	(514)	(585)
Realized Foreign Exchange Differences on Export Hedges and Ineffectiveness	(1,142)	(16)	(2,039)	111
Provisions and Contingencies	103	233	257	478
Net Changes in Operating Assets and Liabilities	(4,965)	(1,199)	(12,881)	(1,946)
Income Tax Paid	(1,590)	(1,609)	(7,278)	(7,712)
Net Cash Generated from Operating Activities	7,865	8,878	22,004	25,047

Cash Flows from Investing Activities
Investment in Joint Ventures	0	1	(71)	0
Acquisition of Subsidiaries, Net of Cash Acquired	(1,996)	(65)	(1,996)	(65)
Investment in Property, Plant and Equipment	(2,411)	(2,408)	(6,178)	(6,216)
Investment in Natural and Environmental Resources	(2,160)	(2,547)	(6,430)	(7,510)
Acquisition of Intangible Assets	(204)	(118)	(518)	(337)
Consideration Paid for Asset Acquisitions	0	0	0	(1,109)
(Purchases) Sales of Other Financial Assets	(359)	1,249	(1,005)	(1,009)
Interest Received	367	293	986	945
Dividends Received	34	433	285	554
Proceeds from Asset Sales	26	35	122	68
Net Cash Used in Investing Activities	(6,703)	(3,127)	(14,805)	(14,679)

Cash Flows from Financing Activities
Borrowing Proceeds (Repayments)	5,316	(2,214)	8,143	4,440
Interest Paid	(1,890)	(2,500)	(5,841)	(6,432)
Lease Payments (Principal and Interest)	(194)	(144)	(496)	(435)
Capital Contributions	728	0	728	0
Dividends Paid	(313)	(329)	(6,351)	(11,024)
Net Cash Used in Financing Activities	3,647	(5,187)	(3,817)	(13,451)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(264)	(318)	(786)	(607)
(Decrease) Increase in Cash and Cash Equivalents	4,545	246	2,596	(3,690)
Cash and Cash Equivalents at the Beginning of the Period	8,745	10,118	10,694	14,054
Cash and Cash Equivalents at the End of the Period	13,290	10,364	13,290	10,364

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Table 4: EBITDA Reconciliation - Ecopetrol Group

Billions (COP)	3Q 2026	3Q 2025	9M 2026	9M 2025
Net Income Attributable to Ecopetrol Shareholders	4,758	2,563	13,709	7,502
(+) Depreciation, Depletion and Amortization	3,861	4,071	11,320	12,454
(+/-) Impairment of Non-Current Assets	0	0	0	3
(+/-) Business Combination Gain	(100)	0	(100)	0
(+/-) Financial Result, Net	2,044	2,046	6,448	6,549
(+) Income Tax Expense	3,424	1,710	9,874	4,933
(+) Taxes and Other Items	990	733	2,897	2,326
(+/-) Non-Controlling Interest	894	1,203	2,855	2,953
Consolidated EBITDA	15,871	12,326	47,003	36,720

Table 5: EBITDA Reconciliation by Segment

Billions (COP)	Exploration and Production	Refining and Petrochemicals	Transportation and Logistics	Power Transmission and Toll Roads	Eliminations	Consolidated
Net Income Attributable to Ecopetrol Shareholders	1,423	2,247	926	162	0	4,758
(+) Depreciation, Depletion and Amortization	2,658	451	376	376	0	3,861
(+/-) Business Combination Gain	0	0	0	(100)	0	(100)
(+/-) Financial Result, Net	1,129	184	30	685	16	2,044
(+) Income Tax Expense	1,742	777	656	249	0	3,424
(+) Other Taxes	403	417	93	77	0	990
(+/-) Non-Controlling Interest	48	49	261	536	0	894
Consolidated EBITDA	7,403	4,125	2,342	1,985	16	15,871

Table 6: Investment by Business – Ecopetrol Group

Millions (USD)	Ecopetrol S.A.	Affiliates and Subsidiaries	Total 9M 2026	% Share
Hydrocarbons	2,430	982	3,412	72%
Production	1,951	659	2,610	54.8%
Exploration	221	8	229	4.8%
Refining and Petrochemicals	227	122	349	7.3%
Transportation*	0	193	193	4.1%
Corporate	31	0	31	0.6%
Energy for the Transition**	45	25	70	1.5%
Power Transmission and Toll Roads	0	1,284	1,284	26.9%

Power Transmission	0	1,052	1,052	22.1%
Toll Roads	0	206	206	4.3%
Telecommunications	0	27	27	0.6%

Total	2,475	2,291	4,766	100.0%

* Includes total investments by each Ecopetrol Group Company (Ecopetrol S.A.’s interest and non-controlling interests).

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Ecopetrol S.A. Appendices

Ecopetrol S.A.’s Income Statement and Statement of Financial Position are presented below.

Table 7: Income Statement

Billions (COP)	3Q 2026	3Q 2025	∆ (%)	9M 2026	9M 2025	∆ (%)
Domestic	17,603	13,888	26.7%	50,369	42,402	18.8%
International	10,265	9,633	6.6%	32,459	29,384	10.5%
Total Revenue	27,868	23,521	18.5%	82,828	71,786	15.4%
Variable Costs	18,804	15,939	18.0%	54,275	48,474	12.0%
Fixed Costs	3,419	3,836	(10.9%)	9,899	11,549	(14.3%)
Cost of Sales	22,223	19,775	12.4%	64,174	60,023	6.9%
Gross Profit	5,645	3,746	50.7%	18,654	11,763	58.6%
Operating Expenses	1,697	1,371	(23.8%)	4,554	3,940	(15.6%)
Operating Profit	3,948	2,375	66.2%	14,100	7,823	80.2%
Finance Income (Costs)	(1,368)	(1,470)	(6.9%)	(4,405)	(4,610)	(4.4%)
Share of Results of Investees	3,837	1,972	94.6%	9,163	5,446	68.3%
Profit Before Income Tax	6,417	2,877	123.0%	18,858	8,659	117.8%
Income Tax Expense	(1,659)	(314)	428.3%	(5,149)	(1,157)	345.0%
Net Income Attributable to Ecopetrol Shareholders	4,758	2,563	85.6%	13,709	7,502	82.7%

EBITDA	6,663	5,097	30.7%	21,794	15,443	41.1%
EBITDA Margin	23.9%	21.70%	2.2%	26.30%	21.50%	4.8%

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Table 8: Statement of Financial Position / Balance Sheet

Billion (COP)	3Q 2026	2Q 2026	∆ (%)
Current assets
Cash and cash equivalents	2,697	2,440	10.5%
Trade and other receivables	18,573	16,301	13.9%
Inventories	7,529	7,380	2.0%
Current tax assets	5,160	8,643	(40.3%)
Other financial assets	234	1,211	(80.7%)
Other assets	1,684	1,543	9.1%
Total current assets	35,877	37,518	(4.4%)

Non-current assets
Investments in associates and joint ventures	82,310	81,367	1.2%
Trade and other receivables	771	715	7.8%
Property, plant and equipment	43,350	42,365	2.3%
Natural and environmental resources	30,732	31,142	(1.3%)
Assets by right of use	1,135	1,206	(5.9%)
Intangibles	457	489	(6.5%)
Deferred tax assets	186	913	(79.6%)
Other financial assets	687	7	9,714.3%
Goodwill and other assets	1,129	1,111	1.6%
Total non-current assets	160,757	159,315	0.9%

Total assets	196,634	196,833	(0.1%)

Current liabilities
Loans and borrowings	8,459	7,933	6.6%
Trade and other payables	14,545	16,519	(11.9%)
Provision for employees benefits	2,841	2,747	3.4%
Current tax liabilities	1,334	1,653	(19.3%)
Accrued liabilities and provisions	781	882	(11.5%)
Other liabilities	1,226	535	129.2%
Total current liabilities	29,186	30,269	(3.6%)

Non-current liabilities
Loans and borrowings	56,181	58,509	(4.0%)
Provision for employees benefits	9,891	10,005	(1.1%)
Non-current tax liabilities	549	549	0.0%
Accrued liabilities and provisions	12,498	12,301	1.6%
Other liabilities	259	262	(1.1%)
Total non-current liabilities	79,378	81,626	(2.8%)

Total liabilities	108,564	111,895	(3.0%)

Equity
Equity attributable to owners of the company	88,070	84,938	3.7%
Total equity	88,070	84,938	3.7%

Total liabilities and equity	196,634	196,833	(0.1%)

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Table 9: Exploration Well Details – Ecopetrol Group

#	Quarter	Name	Initial Well Classification (Lahee)	Block	Basin	Operator/Partner	Status	TD Date
1	First	Vencejo Norte-1	A3	LLA 104	Llanos Central	Geopark 50%(operator) -Hocol 50%	Dry	January/2026
2	First	Drago-1E	A3	Espinal	Valle Superior del Magdalena	Hocol 100% (operator)	Dry	January/2026
3	First	Bisbita Sur-1 ST2	A2c	LLA 123	Llanos Central	Geopark 50%(operator) -Hocol 50%	Successful	January/2026
4	First	Copoazu-1	A3	Gua Off 0	Caribe Offshore	Petrobras 44% (operator) - Ecopetrol 56%	Successful	March/2026
5	First	Andina Limón-1	A3	Capachos	Llanos Central	Parex 50% (operator)- Ecopetrol 50%	Dry	March/2026
6	Second	Floreña N18Y ST1	A3	Piedemonte	Piedemonte	Ecopetrol 100%	Dry	April/2026
7	Second	Manacus-1	A3	CPO9	Llanos Sur	Ecopetrol 100%	Dry	June/2026
8	Third	Sandia-1	A3	Gua Off 0	Caribe Offshore	Petrobras 44% (operator) - Ecopetrol 56%	Successful	July/2026
Wells Drilled with 100% of Investment Funded by the Partner
1	Second	Chupadero-1 ST	A3	Casanare	Llanos Norte	Perenco	Under Evaluation	May/2026

32